Transportation and Logistics Systems, Inc.

2833 Exchange Court, Suite A

West Palm Beach, Florida 33409

October 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transportation and Logistics Systems, Inc. (f/k/a PetroTerra Corp.)
Registration Statement on Form S-1
File No. 333-219474

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Transportation and Logistics Systems, Inc. (formerly known as PetroTerra Corp.), a Nevada corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (Reg. No. 333-219474), together with all exhibits thereto (collectively, the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2017. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Ali Panjwani of Pryor Cashman LLP, at (212) 326-0820.

Very truly yours,

/s/ Steven Yariv
Steven Yariv
Chief Executive Officer